

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2021

Sebastián Kanovich
Chief Executive Officer
dLocal Ltd
Dr. Luis Bonavita, 1294
Montevideo
Uruguay 11300

   Re: dLocal Ltd
    Amendment No. 1 to
    Draft Registration Statement on Form F-1
    Submitted April 13, 2021
    CIK No. 0001846832

Dear Mr. Kanovich:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Risk Factors, page 58

1. We note your response to prior comment 5 and reissue it in part. Please revise to disclose that any future issuance of Class B common shares may be dilutive to Class A shareholders.

Increasing our merchant base, page 83

2. We note your response to prior comment 8. Please revise your disclosure to include a statement regarding your current plans for any acquisitions.

Exhibits

3. We note your references to a report you commissioned by Americas Market Intelligence. Please revise to file a consent by Americas Market Intelligence as an exhibit to the registration statement. See Securities Act Rule 436.

 You may contact Ta Tanisha Meadows at (202) 551-3322 or Angela Lumley at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Manuel Garciadiaz